Exhibit 10.117

June 15, 2015

Mr. David L. Pontius

459 Henkel Circle

Winter Park, FL 32789

Dear Dave:

This employment terms letter agreement (the “Letter Agreement”) confirms and sets forth key details of your continuing employment as our Executive Vice President, Chief Strategy Officer, President, Bluegreen Services.

•	Base Salary. Your annual base salary is presently $515,000.00. This amount may be adjusted upward by the Compensation Committee of the Board of Directors in connection with your annual performance review, but may not be adjusted downward except in connection with a program of similar adjustments affecting other senior executives of the company. Your base salary shall be payable periodically following our normal payroll practices.

•	Incentive Compensation. You will be entitled to participate in an annual incentive compensation program by which you may be awarded up to 100% at target (and up to 162.5% at maximum) of your base salary, subject to your achieving personal, department, division and/or company-wide performance goals established and communicated to you by the Chairman of the Board of Directors, Chief Executive Officer or their designee, generally no later than the end of the first quarter of the fiscal year to which the incentive compensation would apply. If such goals are achieved and incentive compensation is awarded, it will be paid in accordance with the executive compensation plan in effect for the fiscal year, subject to your continued employment in good standing at the time of payment.

Notwithstanding the foregoing, in the event your employment is terminated by us without “Cause” or by you with “Good Reason” (each of these terms is defined on the Definitions Appendix of this letter) after the last day of the earnings period for incentive compensation, then you will receive any earned incentive compensation, to be paid at the time the compensation is normally paid. Also notwithstanding the foregoing, in the event of your death or Disability (as defined on the Definitions Appendix of this letter) during a fiscal year, you or your estate shall be entitled to a pro rata portion of any earned incentive compensation based on the number of days actually worked during the fiscal year or based on the compensation plan in effect, as applicable. Any such pro rata incentive compensation shall be paid when such incentive compensation would normally be paid.

•	Benefits. You will be eligible to participate in any retirement and health and welfare benefits applicable to other senior executives as a group.

•	Severance. If your employment is terminated by us without “Cause” or by you with “Good Reason” (each of these terms is defined on the Definitions Appendix of this letter), we shall pay you as severance an amount equal to 1.0 times (or 1.5 times if within 2 years of a Change In Control, as defined on the Definitions Appendix of this letter) your annual base salary plus 1.0 times (or 1.5 times if within 2 years of a Change In Control) the average of the total incentive compensation for each year paid to you in the two years preceding the date of your termination. This amount will be paid to you in equal installments following our normal payroll practices over the one year period (or 18-month period if the 1.5 times factor applies) following your termination. Subject to your timely election of and continued eligibility for COBRA continuation coverage, we will also pay your COBRA premiums for 12 months following your termination. Your receipt of these severance payments and benefits is conditioned on your signing and not revoking a general release of employment related claims in a form satisfactory to us within 60 days following your termination. Your receipt of these severance payments and benefits is also conditioned on your continued compliance with any restrictive covenants between you and the Company, including those referenced below.

•	Restrictive Covenants. In consideration of your eligibility to receive the severance payments and benefits described in the preceding paragraph, your continued participation in executive incentive compensation programs and, if applicable, in the LTIP or LPS described below and other good and valuable consideration, you have agreed to be subject to the restrictive covenants and related agreements contained on the Restrictive Covenants Appendix to this letter.

•	Participation in Bluegreen LTIP or LPS. If you presently participate in the Company’s 2011 Long Term Incentive Plan, as amended (“LTIP”), or the Company’s 2013 Leadership Profit Sharing Plan (“LPS”), this Letter Agreement does not alter in any way the terms, limitations or conditions of such participation. Nothing in this Letter Agreement is intended to or shall be construed to alter the terms of or your award agreement under the LTIP or LPS, or any applicable successor plan in which you may participate. In the event of a conflict between this Letter Agreement and any such long term incentive plan, the plan terms shall govern.

Except as provided above in the section entitled “Severance,” your employment will continue to be “at will.” This means that you or we may terminate your employment at any time for any reason. In addition, any action on your part which would constitute “Cause” for termination shall also constitute action that will classify you as an employee not in good standing (in addition to any other circumstances that could result in that classification), in which case the Chief Executive Officer, or the Compensation Committee of the Board, may in its discretion adjust your duties, compensation, bonus participation and payments, LTIP or LPS participation and payments, or any combination thereof. Any such adjustment shall not constitute “Good Reason” if you choose to terminate your employment.

Of course, all payments described in this Letter Agreement will be subject to all required tax withholding. This Letter Agreement will be governed by the laws of the State of Florida without regard to conflict of laws principles that would result in the laws of any other state being applied. Any litigation involving the terms of this Letter Agreement (including for the avoidance of doubt the Appendices hereto) shall occur in the federal or state courts located in Palm Beach, Broward or Miami-Dade counties and the parties hereby submit to the exclusive personal jurisdiction of such courts. Neither party shall assert in any such litigation that such courts are an inappropriate venue for any such litigation on the basis of such courts being an inconvenient forum or otherwise.

Finally, because this Letter Agreement (including its Appendices) is intended to consolidate the terms of your employment, it replaces all previous agreements that you may have entered into with the company, with the exception of the LTIP, which will remain in full force and effect.

Please signify your agreement to the terms of this Letter Agreement by signing and dating three copies and returning two of them to me and one to the Senior Vice President, Chief Human Resources Officer.

Sincerely,

/s/ Alan B. Levan
Alan B. Levan
Chairman, Board of Directors

Agreed:

/s/ David L. Pontius
David L. Pontius

Definitions Appendix

For purposes of this Letter Agreement:

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through ownership of voting securities, contract or otherwise.

“Cause” means that (i) any of the items listed below have occurred, (ii) the company has notified you of such occurrence and (iii) if such occurrence is described in item 1, 2 or 3 below, you have not cured such occurrence within 30 days of the company’s notice (unless such occurrence is not capable of being cured):

1.	You have materially violated company policies or procedures, your restrictive covenants, your duties of loyalty or a directive of the company’s Board.

2.	You have engaged in willful misconduct or gross negligence in performing your duties.

3.	In performing your duties, you have engaged, or attempted to engage, in acts of deceit, dishonesty or fraud or have misappropriated company funds or misused company assets or services

4.	You have been indicted, convicted, or plead nolo contendere to any felony or any misdemeanor involving an act of moral turpitude.

5.	If applicable, you have failed to abide by the terms or conditions of any Ancillary Agreement Related to Employment entered into prior to or subsequent to the date of this Letter Agreement.

“Change In Control” means that either 1) the Effective Date Control Shareholder or its Affiliates cease to beneficially own, directly or indirectly, outstanding voting securities of the Company that entitle it to elect at least a majority of the members of the Board; or 2) the sale of substantially all of the assets of the Company to one or more Persons (other than the Effective Date Control Shareholder or any of its Affiliates or any Affiliate of the Company).

“Company” means Bluegreen Corporation, together with its successors and assigns.

“Effective Date Control Shareholder” shall mean any Person that directly or indirectly beneficially owns at least a majority of the Company’s Common Stock as of the effective date of this Letter Agreement.

“Good Reason” means that (i) any of the items below have occurred without your consent, (ii) you have notified the company within 30 days of such occurrence and (iii) the company has not cured such occurrence within 30 days of your notice:

1.	The company has materially reduced your salary or target bonus opportunity (other than in connection with a programmatic adjustment applicable to the class of senior officers of which you are a member that has been approved by the Compensation Committee of the Board) or has diminished your duties or title in a manner that clearly and demonstrably renders you unable to discharge your duties in a professional and efficient manner.

2.	The company has relocated the principal place of your employment to a location that increases your one way commute by more than 50 miles.

3.	The company has failed to have any successor to the company assume and be bound by the terms of your Letter Agreement.

“Disability” means that you are entitled to and have begun to receive long-term disability benefits under the long-term disability plan of the Company in which you participate, or, if there is no such plan, your inability, due to physical or mental health, to perform the essential functions of your job, with or without a reasonable accommodation, for 180 days out of any 270 day consecutive day period.

Restrictive Covenants Appendix

A.          Unauthorized Disclosure. You acknowledge and understand that in your position with the company and its affiliates, you have been and will be exposed to and have and will receive information relating to the affairs and operations of the company and its affiliates, including, without limitation, technical information, intellectual property, business and marketing plans, operating methods, metrics and processes, strategies, customer information, software, other information concerning the products, promotions, development, financing, expansion plans, business policies and practices of the company and its affiliates and other forms of information considered by the company and its affiliates to be confidential or in the nature of trade secrets (including, without limitation, ideas, research and development, know-how, formulas, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals) (collectively, the “Confidential Information”). Confidential Information shall not include information that is generally known to the public or readily within the relevant trade or industry other than due to your violation of this paragraph or disclosure by a third party who you know to owe the company an obligation of confidentiality with respect to such information. You agree that at all times during your employment with the company and its affiliates and thereafter, you shall not disclose such Confidential Information, either directly or indirectly, to any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof (each a “Person”) without the prior written consent of the company and shall not use or attempt to use any such information in any manner other than in connection with your employment with the company, unless required by law to disclose such information, in which case you shall provide the company with written notice of such requirement as far in advance of such anticipated disclosure as possible, unless prohibited by law. This confidentiality covenant has no temporal, geographical or territorial restriction.

B.          Non-Solicitation of Employees. During your employment with the company and its affiliates and for a period of twenty-four (24) months after your termination of employment for any reason (the “Restriction Period”), you shall not directly or indirectly contact, induce or solicit (or assist any Person to contact, induce or solicit) for employment any person who is, or within twenty-four (24) months prior to the date of such solicitation was, an employee of the company or any of its affiliates.

C.          Interference with Business Relationships. During the Restriction Period (other than in connection with carrying out your responsibilities for the company and its affiliates), you shall not directly or indirectly induce or solicit (or assist any Person to induce or solicit) any customer or client of the company or its affiliates to terminate its relationship or otherwise cease, diminish or curtail doing business in whole or in part with the company or its affiliates, or directly or indirectly interfere with (or assist any Person to interfere with) any material relationship between the company or its affiliates and any of its or their customers or clients so as to cause harm to the company or its affiliates, including jeopardizing the company’s growth potential with any client or customer.

D.          Non-Disparagement. You agree not to make any statement during your employment or anytime thereafter that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules, disparages or is otherwise derogatory of the company, any of its subsidiaries, affiliates, employees, officers, directors or stockholders.

E.           Extension of Restriction Period. The Restriction Period as applicable shall be tolled for any period during which the Participant is in breach of any of Paragraphs A., B., C., or D, hereof.

F.           Remedies. You and the company agree that the provisions of the covenants contained in this Appendix are reasonable and necessary to protect the businesses of the company and its affiliates because of your access to Confidential Information and your material participation in the operation of such businesses. In the event that you breach (i) any of the covenants set forth in this Appendix or (ii) any of the obligations set forth in the Bluegreen Corporation Associate Handbook, you shall forfeit your right to receive any severance payments or benefits under your Letter Agreement. The foregoing is not intended to serve as liquidated damages for any such breach and shall not limit the company’s right to pursue any other available remedies for any breach or threatened breach of the covenants set forth in this Appendix, whether at law or in equity.